UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Key Technology, Inc.

(Name of Subject Company (Issuer))

Cascade Merger Sub, Inc.

(Offeror)

Duravant LLC

(Parent of Offeror)

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

WP XII PARTNERS, L.P.

WARBURG PINCUS XII PARTNERS, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, no par value

(Title of Class of Securities)

493143101

(CUSIP Number of Class of Securities)

Craig Reuther

Duravant LLC

3500 Lacey Road, Suite 290, Downers Grove, IL 60515

Tel: (630) 635-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

With a copy to:

James Langston

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,933,132.50	$21,530.18

*	The calculation of the transaction value is determined by multiplying the offer price of $26.75 per share by 6,464,790 shares of common stock, no par value, of Key Technology, Inc. issued and outstanding (including 321,154 shares subject to service-based or performance-based vesting conditions). The calculation of the filing fee is based on information provided by Key Technology, Inc. as of February 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $21,530.18 Form or Registration No: Schedule TO	Filing Party: Cascade Merger Sub, Inc. and Duravant LLC Date Filed: February 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), with the Securities and Exchange Commission on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The subsection of Section 16 of the Offer to Purchase titled “Competition Laws” is hereby amended and supplemented by adding the following paragraph at the end of the subsection:

“German Competition Law. Under the German Act against Restraints of Competition of 1957, as amended (which we refer to as “German Competition Law”), the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (which we refer to as the “FCO”) has cleared the transaction or the applicable waiting period has expired without the FCO having prohibited the transaction. Duravant and Key Technology filed the required premerger filing with the FCO on February 22, 2018, and the waiting period applicable to the Offer and Merger is scheduled to expire on March 22, 2018, unless earlier terminated by the FCO and absent an in-depth investigation commenced by the FCO. The commencement of such formal investigation by the FCO would extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and the Offer and Merger being deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would significantly impede effective competition, and particularly if it determines that such acquisition would lead to the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or clear it only subject to remedies such as divestitures. Based upon our examination of publicly available information and other information relating to the businesses in which Key Technology is engaged, Duravant and Key Technology believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate German Competition Law. Nevertheless, neither Duravant nor Key Technology can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if a challenge is made, what the result will be. In the event that the waiting period described in this paragraph is not earlier terminated by the FCO prior to the Expiration Time, Purchaser expects to extend the Expiration Time until the waiting period expires or is earlier terminated.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CASCADE MERGER SUB, INC.

By: /s/ Craig Reuther

Name: Craig Reuther
Title: Vice President and Chief Financial Officer

DURAVANT LLC

By: /s/ Craig Reuther

Name: Craig Reuther
Title: Chief Financial Officer

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WP XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

Dated: February 23, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 8, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 8, 2018.*

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(H)	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(I)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(J)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(K)	Tweet from January 25, 2018 by Duravant (@Duravant) (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(L)	LinkedIn posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(M)	Facebook posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(N)	Press Release, dated February 8, 2018.*

(b)(1)	Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Machinery Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Key Technology, Inc. on January 31, 2018).*

(d)(2)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor.*

(d)(3)	Exclusivity Agreement, delivered January 24, 2018 by and between Duravant LLC and Key Technology, Inc.*

(d)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC.*

(g)	None.

(h)	None.

* Previously filed.